

NEWS RELEASE

<u>**FOR IMMEDIATE RELEASE**</u>

May 5, 2006

CAPITOL FEDERAL FINANCIAL
REPORTS SECOND QUARTER 2006 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) (the "Company") announced results today for the quarter ending March 31, 2006. Detailed results of the quarter are available in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2006, which will be filed today and posted on our website, http://www.capfed.com/html/relations.html. Highlights for the quarter include:

- net income of $13.6 million,

- diluted earnings per share of $0.19, and

- efficiency ratio of 45.15%.

On April 25, 2006, the Board of Directors declared a $0.50 per share dividend to stockholders of record as of May 5, 2006, payable on May 19, 2006.

Results of Operations for the Quarter Ended March 31, 2006

Net income for the quarter was $13.6 million compared to net income of $17.5 million for the same quarter one year ago. The $3.9 million decrease in net income was primarily a result of an $8.8 million increase in interest expense, specifically on the certificates of deposit and interest rate swaps which are both generally priced based upon short-term interest rates (two year and shorter maturities). The increase in interest expense was partially offset by a $2.4 million decrease in income tax expense due to a reduction in earnings between the two periods and a $1.8 million increase in interest and dividend income.

Total interest and dividend income for the quarter was $102.0 million compared to $100.2 million for the prior year quarter. The $1.8 million increase was primarily a result of an increase in interest income on loans receivable due to growth of the loan portfolio, which was partially offset by a decrease in interest income on mortgage-related and investment securities.

Interest expense on deposits for the current quarter was $29.0 million compared to $23.6 million for the prior year quarter. The $5.4 million increase was primarily a result of an increase in the average rate on the certificate of deposit portfolio which was partially offset by a decrease in the average balance of the portfolio.

Interest expense on Federal Home Loan Bank ("FHLB") advances for the current quarter was $38.2 million compared to $35.0 million for the prior year quarter. The $3.2 million increase was a result of an increase in the paying rate on the related interest rate swaps, partially offset by a decrease in the average balance of advances as a result of the repayment of $200.0 million in advances during fiscal year 2006.

Results of Operations for the Six Months Ended March 31, 2006

Net income for the six months ended March 31, 2006 was $26.9 million compared to net income of $36.1 million for the six month period ended March 31, 2005. The $9.2 million decrease in net income was a result of a $14.7 million decrease in net interest and dividend income offset by a $5.1 million decrease in income tax expense.

Net interest and dividend income for the current six month period was $67.7 million compared to $82.4 million for the six month period ended March 31, 2005. The $14.7 million decrease between the two periods was a result of an $18.6 million increase in interest expense which was partially offset by the $3.8 million increase in interest and dividend income.

Total interest and dividend income was $203.8 million for the current six month period, compared to $200.0 million for the six month period ended March 31, 2005. The $3.8 million increase was primarily a result of an increase in interest income on loans due to a $655.9 million increase in the average balance of the loan portfolio.

Interest expense on deposits for the current six month period was $56.2 million compared to $46.7 million for the six month period ended March 31, 2005. The $9.5 million increase was primarily a result of an increase in the average rate on the certificate of deposit and money market portfolios which was partially offset by a decrease in the average balance of each portfolio.

Interest expense on FHLB advances for the current six month period was $78.0 million compared to $69.4 million for the six month period ended March 31, 2005. The $8.6 million increase in interest expense was primarily a result of an increase in the weighted average cost of the FHLB advances due to an increase in the paying rate on the interest rate swaps related to the FHLB advances.

Financial Condition as of March 31, 2006

Total assets decreased $157.5 million from $8.41 billion at September 30, 2005 to $8.25 billion at March 31, 2006. The decrease in assets was attributed mainly to a decrease in mortgage-related securities of $305.7 million and partially to a decrease in investment securities of $50.0 million. The decrease in assets was partially offset by an increase in cash and cash equivalents of $147.6 million and loans receivable of $58.7 million.

Total liabilities decreased $154.2 million from $7.54 billion at September 30, 2005 to $7.39 billion at March 31, 2006. The decrease in liabilities was due in part to the repayment of $200.0 million in FHLB advances. The decrease was partially offset by an increase of $54.8 million in deposits, primarily in the certificate of deposit portfolio as a result of net growth in public unit funds.

Stockholders' equity decreased $3.3 million during the six month period to $861.8 million at March 31, 2006. The decrease was primarily a result of $26.6 million in dividend payments and partially a result of an $8.5 million increase in treasury stock due primarily to stock repurchases. The decrease in stockholders' equity was partially offset by $26.9 million in net income and a $4.2 million increase in additional paid-in capital.

Management's Discussion of Dividends

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. On April 25, 2006, the Board of Directors declared a dividend of $0.50 per share which will be paid on May 19, 2006 to stockholders of record on May 5, 2006. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares. Our cash dividend payout policy is continually reviewed by management and the Board of Directors, and our ability to pay dividends under the policy depends upon a number of factors including the Company's financial condition, results of operations, regulatory capital requirements of the Bank, other regulatory limitations on the Bank's ability to make capital distributions to the Company and the continued waiver of dividends by MHC.

Because the Company has a relatively unique corporate structure, the reporting of certain information under generally accepted accounting principles in the United States of America ("GAAP") is not necessarily reflective of the process considered by the Board of Directors in connection with its dividend policy. The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations.

The following is a reconciliation of the denominators of the basic and diluted earnings per share calculations.

	Three Months Ended March 31,		Six Months Ended March 31,	
	2006	2005	2006	2005
	(Dollars in thousands, except per share amounts)			
Net income	$ 13,587	$ 17,482	$ 26,900	$ 36,055
Average common shares outstanding	72,596,424	72,421,545	72,623,113	72,322,769
Average committed ESOP shares outstanding	50,970	50,970	25,482	25,482
Total basic average common shares outstanding	72,647,394	72,472,515	72,648,595	72,348,251
Effect of dilutive RRP shares	2,114	2,455	2,775	2,524
Effect of dilutive stock options	273,367	620,933	295,837	699,107
Total diluted average common shares outstanding	72,922,875	73,095,903	72,947,207	73,049,882
Net earnings per share:				
Basic	$ 0.19	$ 0.24	$ 0.37	$ 0.50
Diluted	$ 0.19	$ 0.24	$ 0.37	$ 0.49

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to public stockholders of CFFN stock. The following table is presented to provide a better understanding of the information the Board of Directors reviews when considering the amount of dividends to declare. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	Three Months Ended March 31,		Six Months Ended March 31,	
	2006	2005	2006	2005
	(Dollars in thousands, except per share amounts)			
Net income	$ 13,587	$ 17,482	$ 26,900	$ 36,055
Basic average common shares outstanding	72,647,394	72,472,515	72,648,595	72,348,251
Average shares held by MHC	(52,192,817)	(52,192,817)	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public stockholders	20,454,577	20,279,698	20,455,778	20,155,434
Effect of dilutive RRP shares	2,114	2,455	2,775	2,524
Effect of dilutive stock options	273,367	620,933	295,837	699,107
Total adjusted diluted average shares held by public stockholders	20,730,058	20,903,086	20,754,390	20,857,065
Net earnings per share, available to public stockholders:				
Basic	$ 0.67	$ 0.86	$ 1.32	$1.79
Diluted	$ 0.66	$ 0.84	$ 1.30	$1.73

The following table shows the number of shares eligible to receive dividends at March 31, 2006. The unvested shares in the ESOP receive dividends that are recorded through compensation expense. MHC has waived its right to dividends.

Total voting shares outstanding at September 30, 2005	74,286,889
Treasury stock acquisitions	(306,837)
RRP grants, net	22,500
Options exercised, net	141,300
Total voting shares outstanding at March 31, 2006	74,143,852
Unvested shares in ESOP	(1,613,108)
Shares held by MHC	(52,192,817)
Total shares eligible to receive dividends at March 31, 2006	20,337,927

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 37 branch locations in Kansas, 8 of which are in-store branches. Capitol Federal Savings Bank employs 656 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer and Treasurer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com